FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____Form 40 F X

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

Material Change Report dated February 5, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: February 5, 2008	By: /s/ Peter Barnes Name Its: President and Chief Executive Officer (Title)

SILVER WHEATON CORP.

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

Silver Wheaton Corp. (“SLW”)
Suite 3150 – 666 Burrard Street
Vancouver, B.C.
V6C 2X8

2.	Date of Material Change:

January 31, 2008

3.	News Release:

A news release reporting the material change described in this report was issued by SLW on January 31, 2008.

4.	Summary of Material Change:

SLW announced on January 31, 2008 that Goldcorp Inc., its indirect wholly-owned subsidiary, Goldcorp Trading (Barbados) Limited and SLW have entered into an agreement with a syndicate of underwriters (the “Underwriters”) pursuant to which Goldcorp Trading (Barbados) Limited has agreed to sell to the Underwriters, on a bought deal basis, 108,000,000 common shares in the capital of SLW at a price of C$14.50 per common share, for aggregate gross proceeds to Goldcorp Trading (Barbados) Limited of C$1,566,000,000.

5.	Full Description of Material Change:

SLW announced on January 31, 2008 that Goldcorp Inc. (“Goldcorp”), its indirect wholly-owned subsidiary, Goldcorp Trading (Barbados) Limited (“Goldcorp Trading”) and SLW have entered into an agreement with a syndicate of underwriters (the “Underwriters”), co-led by Macquarie Capital Markets Canada Ltd. and Genuity Capital Markets as co-bookrunners, pursuant to which the Underwriters have agreed to purchase from Goldcorp Trading, on a bought deal basis, 108,000,000 common shares (the “Shares”) in the capital of SLW at a price of C$14.50 per common share, for aggregate gross proceeds to Goldcorp Trading of C$1,566,000,00 (the “Offering”). The Offering represents the sale of all of Goldcorp Trading’s shares of SLW and all of Goldcorp’s and its subsidiaries’ remaining interest in SLW.

A preliminary short form prospectus relating to the Offering has been filed with the securities regulators in each of the provinces of Canada and a registration statement relating to the Shares has been filed with the United States Securities and Exchange Commission. The Offering is scheduled to close on or about February 14, 2008 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of SLW is knowledgeable about the material change and may be contacted respecting the change:

Nolan Watson Chief Financial Officer Phone: (604) 684-9648

9.	Date of Report:

February 5, 2008

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Offering. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those factors discussed in the section entitled “Description of the Business –Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Silver Wheaton as of the date hereof, such statements are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Silver Wheaton contained in this material change report, which may prove to be incorrect, include but are not limited to (i) receipt of the necessary regulatory approvals, and (ii) completion of the Offering by the various parties to the Underwriting Agreement dated January 31, 2008, a copy of which is available on SEDAR at www.sedar.com. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.